Filed by Ocean Shore Holding Co.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Ocean Shore Holding Co.

Commission File No.: 000-51000

1 OCEAN SHORE HOLDING COMPANY SECOND-STEP CONVERSION January 2009

Ocean Shore Holding has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the
SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-805-4128.

This presentation may contain “forward-looking statements” within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the current expectations of Ocean Shore Holding Co. (the “Company”) regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.
Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect actual results include interest rate trends, general economic conditions nationally and in the market area in which the Company operates, the Company’s ability to control costs and expenses, competitive products and pricing, loan delinquency rates, changes in federal and state legislation and regulation and other factors that are described in the
Company's prospectus and prospectus supplement as filed with the Securities and Exchange
Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update any forward-looking statements.
Ocean Shore Holding has filed a proxy statement/prospectus concerning the conversion with the
Securities and Exchange Commission. Shareholders of Ocean Shore Holding are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by new Ocean Shore Holding free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by new Ocean Shore Holding are available free of charge from the Corporate Secretary of Ocean Shore Holding at 1001 Asbury
Avenue, Ocean City, New Jersey 08226, telephone (609) 399-0012. The directors, executive officers, and certain other members of management and employees of Ocean Shore Holding are participants in the solicitation of proxies in favor of the conversion from the shareholders of
Ocean Shore Holding. Information about the directors and executive officers of Ocean Shore
Holding is included in the proxy statement/prospectus filed with the SEC.
The shares of common stock of new Ocean Shore Holding are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

TRANSACTION
STRUCTURE:
Second-Step Conversion
ISSUER:
Ocean Shore Holding Co.
PRICE
PER
SHARE:
$9.00
SHARES
OFFERED:
4,037,500 (minimum) to
4,750,000 (midpoint)
GROSS
PROCEEDS:
$36.3 million to $42.8 million
PRO
FORMA
SHARES
OUTSTANDING:
7,058,522 (minimum) to
8,304,143 (midpoint)
EXCHANGE
/ SYMBOL:
NASDAQ Global Market / OSHC
SELLING
AGENT:
Sandler O’Neill + Partners, L.P.
EXPECTED
PRICING:
January 2009

Newly-organized company that will become the publicly-owned parent company of Ocean City
Home Bank, a $700 million¹ community-oriented bank headquartered in Ocean City, NJ
Mutual holding company reorganization completed in 1998 and initial public offering completed in
December 2004
Public shareholders currently own 42.8% of the common shares outstanding
Nine full service branches in Atlantic (7) and Cape May (2) counties in southern New Jersey
We serve the Atlantic City and southern NJ shore communities
Our market is proximate to both Philadelphia (65 miles west) and New York (130 miles north)
Experienced management team – a combined 70 years of service with the Bank
Steven E.
Brady,
President and Chief Executive Officer since 1991
Kim M.
Davidson,
Executive Vice President since 2005
Employed by the Bank since 1994
Donald F.
Morgenweck,
Senior Vice President and Chief Financial Officer since 2001
Anthony J.
Rizzotte,
Executive Vice President and Chief Lending Officer since 1991
Janet
Bossi,
Senior Vice President of Loan Administration since 2002
Employed by the Bank since 1993
Significant investment by Board of Directors, management and employees
Pro           ownership of >11%, inclusive of ESOP
¹ Financial information as of September 30, 2008
INTRODUCTION TO OCEAN SHORE HOLDING CO.
forma

Emphasis on the origination of residential mortgage loans
Pursuit of opportunities to increase commercial lending in our market area
Maintain quality of loan portfolio through conservative underwriting practices
Transition to a service/sales culture within the organization
Aggressive marketing for core deposits
Attract and retain customers by providing exceptional service
Expansion of branch network
Our goal is to create value for our shareholders by serving our customers and communities
OUR
MISSION
IS TO
CONTINUE
TO BE A
PROFITABLE
COMMUNITY-ORIENTED
FINANCIAL INSTITUTION.
OPERATING
STRATEGY

Ranked 7
th
out of 21 banks in our market area
with a 6.4% deposit market share
Total deposits of $6.6 billion in the market¹
Competitors include both large banks and other
community banks
Economy driven by density, domestic travel
and demographics
Tourism and vacation homes continue to be the
primary driver of local economy
Employment dominated by the service sector, most
prominently the gaming industry in nearby Atlantic
City
Recent casino expansion, along with new retail
centers and entertainment venues, have led to job
growth and an increase in housing development
Influx of retirees relocating to the shore area
compliments the growth stemming from the
gaming industry
MARKET
AREA AND COMPETITIVE POSITION
Note: Deposit and market share data as of June 30, 2008
¹ Total deposits in Atlantic and Cape May Counties
Source: SNL Financial; ESRI

Financial Results
Total Assets ($mm)
$528
$544
$562
$630
$696
$0
$200
$400
$600
$800
2004 2005 2006 2007 YTD 2008
Gross Loans ($mm)
$342
$414
$435
$530
$582
$0
$200
$400
$600
2004 2005 2006 2007 YTD 2008
CAGR = 7.6%
CAGR = 15.2%
Note: CAGR for the 3.75 year period ended September 30, 2008
Company completed initial public offering in December 2004
Source: SNL Financial
Deposits ($mm)
$415 $417 $417 $415
$461
$0
$100
$200
$300
$400
$500
2004 2005 2006 2007 YTD 2008
CAGR = 2.8%
Total Equity ($mm)
$60
$61
$63
$63
$64
$0
$20
$40
$60
$80
2004 2005 2006 2007 YTD 2008
CAGR = 1.9%

Construction
1.3%
Commercial and
Multi-family
7.0%
Other Consumer
Loans
0.1%
Home Equity
10.1%
Commercial
2.8%
One-to-four
Family
Residential
78.7%
Note: Data as of September 30, 2008
¹ CAGR for the 9.75 year period ended September 30, 2008
LOAN
PORTFOLIO
Primary lending activity is origination of
one-to-four family residential and
home equity loans
One-to-four family residential and home
equity loans comprise approximately 90%
of total loans
No subprime loans in portfolio
Strong, steady loan growth
Ten-year CAGR¹ of 12.6%
Because of our location, many of the
properties securing residential
mortgages are second homes or rental
properties
Approximately 39% of one-to-four family
residential loans were secured by second
homes and 10% were secured by
investment properties at September 30,
2008

SECURITIES PORTFOLIO
Federal
Agencies
2.7%
Pass-Through
Mortgage-
Backed
Securities
72.7%
Equity
Securities
0.1%
Corporate
19.7%
Municipal
Securities
4.8%
At September 30, 2008, approximately
73% of our investment portfolio
consisted of pass-through mortgage-
backed securities issued by Fannie Mae,
Freddie Mac and Ginnie Mae
No subprime collateral
Remainder of portfolio consisted
primarily of corporate securities, US
agency securities and municipal
securities
Other-than-temporary impairment
charge of $1.7 million recorded in 2008
($0.3 million in Q1 and $1.3 million in
Q3)
Note: Data as of September 30, 2008

ASSET
QUALITY
1.73%
1.46%
1.04%
0.78%
1.26%
0.10%
0.00%
0.40%
0.13%
0.05%
0.23%
0.13%
0.00%
0.02%
0.12%
0.06%
0.07%
0.98%
(0.25%)
0.00%
0.25%
0.50%
0.75%
1.00%
1.25%
1.50%
1.75%
2.00%
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 YTD
2008
Non-Performing Loans / Total Loans Net Charge-Offs / Average Loans
Historical Asset Quality
Strong credit quality history over credit cycles
During the 17 years ended December 31, 2007, period-end average non-performing loans totaled $698,000 and average net charge-offs totaled $51,000
At September 30, 2008, non-performing loans totaled $406,000, or 0.07% of total loans; no net charge-offs YTD 2008
Loan loss reserves to gross loans of 0.44% at September 30, 2008

Trust
Preferred
2.5%
Interest-
bearing Demand
25.4%
FHLB
Borrowings
23.3%
Noninterest-
bearing Demand
8.4%
Savings
Accounts
8.7%
CDs
31.7%
Note: Data as of September 30, 2008; excludes $2.3 million of securities sold under agreements to repurchase
¹ CAGR for the 9.75 year period ended September 30, 2008
² Core deposits defined as demand and savings accounts
FUNDING
SOURCES
Deposits account for approximately 74%
of our funding
Steady growth in deposits
Ten-year CAGR¹ of 7.2% since 1998
Core deposits² comprised 57.3% of total
deposits at September 30, 2008
No brokered deposits
Approximately 22% of our deposits at
September 30, 2008 were municipal
deposits
Total borrowings of $162.7 million at
September 30, 2008, including $15.5
million of trust preferred

$13,324
$15,255 $15,219
$15,138
$13,821
$5,000
$8,000
$11,000
$14,000
$17,000
2004 2005 2006 2007 YTD 2008
HISTORICAL PROFITABILITY
Other Income ($000)
Net Interest Income ($000)
Note: YTD data as of September 30, 2008
Other Expenses ($000)
Provision ($000)
$273
$261
$300
$300
$360
$0
$100
$200
$300
$400
2004 2005 2006 2007 YTD 2008
$2,389
$2,316
$2,331
$2,622
$2,074
$0
$1,000
$2,000
$3,000
2004 2005 2006 2007 YTD 2008
$10,320
$13,069
$12,806
$12,201
$13,002
$5,000
$7,000
$9,000
$11,000
$13,000
$15,000
2004 2005 2006 2007 YTD 2008

$0.00 $0.00 $0.00
$0.10
$0.00
$0.05
$0.10
$0.15
2005 2006 2007 YTD 2008
Dividends Per Share ($)
Note: YTD data as of September 30, 2008; Company completed mutual holding company reorganization and initial public offering in December 2004
¹ Core earnings defined as net income before extraordinary items less the after-tax portion of income from investment securities and nonrecurring items
Dividend Yield (%)
2.67%
0.00% 0.00% 0.00%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
2005 2006 2007 YTD 2008
Tangible Book Value Per Share ($)
$6.91
$7.28
$7.54 $7.72
$0.00
$2.00
$4.00
$6.00
$8.00
$10.00
2005 2006 2007 YTD 2008
Core Earnings Per Share¹ ($)
$0.36
$0.37
$0.34
$0.40
$0.00
$0.10
$0.20
$0.30
$0.40
$0.50
2005 2006 2007 YTD 2008
BUILDING SHAREHOLDER VALUE

REASONS FOR THE CONVERSION AND OFFERING
While currently well-capitalized, additional capital raised will allow us to continue to grow and expand our franchise
The increase in shares outstanding and change in corporate structure should improve the liquidity of our shares
The full stock company corporate structure will improve future access to capital markets and provide more operating/strategic flexibility
Current market conditions provide the opportunity to transition the company for the future without raising excessive capital

Note: LTM data as of period ended September 30, 2008
¹ Core earnings defined as net income before extraordinary items less the after-tax portion of income from investment securities and nonrecurring items
² Peer group selected by independent appraiser; consists of ESSA, ESBK, EFSBI, FKFS, HARL, PBCI, ROME, THRD, WVFC; pricing data as of December 22, 2008
3,554,143
0.9977x
3,021,022
0.8480x
Number of Shares Issued to Existing
Shareholders
Exchange Ratio
15.30x 13.38x
Price/Pro Forma LTM Core Earnings¹
74.65% 67.18%
Price/Pro Forma Tangible Book Value
$11.98 $13.30
Pro Forma Tangible Book Value Per Share ($)
$99,454 $93,898
Pro Forma Tangible Stockholder’s Equity ($000)
8,304,143 7,058,522
Pro Forma Shares Outstanding
4,750,000 4,037,500 Number of Shares Offered
MIDPOINT
MINIMUM
PRO FORMA FINANCIAL INFORMATION
11.23x Price/Pro Forma LTM Core Earnings¹
97.21% Price/Pro Forma Tangible Book Value
Peers²

Growing franchise in attractive markets throughout southern New Jersey’s shore communities
Local, experienced Board of Directors and management team
Proven track record of growth and profitability
Opportunity to purchase stock at an attractive valuation
Attractive dividend payment and yield
HIGHLIGHTS

18 OCEAN SHORE HOLDING COMPANY